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

                                                                                            October 20, 2009
                                                                                    Toyota Motor Corporation
                                                                           (Toyota Jidosha Kabushiki Kaisha)
                                                                1, Toyota-cho, Toyota City, Aichi Prefecture

                                   Report on Number of Listed Shares
                                   ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in September 2009 (the "Current Month").
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1.  Summary
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
    Number of listed shares as of the end of the preceding month                        3,447,997,492 shares

    Total number of shares changed during the Current Month                                         0 shares

    (out of which, as a result of exercise of stock acquisition rights)                            (0 shares)

    (out of which, as a result of other reasons)                                                   (0 shares)

    Number of listed shares as of the end of the Current Month                          3,447,997,492 shares

2. Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)
(1) Number of shares

    Total number of shares delivered during the Current Month                                       0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury shares)                              (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                  JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from treasury shares)                       (JPY 0)

3. Stock acquisition rights (4th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)
(1) Number of shares

    Total number of shares delivered during the Current Month                                       0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury shares)                              (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                  JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from treasury shares)                       (JPY 0)
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4. Stock acquisition rights (5th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)
(1) Number of shares

    Total number of shares delivered during the Current Month                                       0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury shares)                              (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                  JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from treasury shares)                       (JPY 0)

5. Stock acquisition rights (6th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)
(1) Number of shares

    Total number of shares delivered during the Current Month                                       0 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury shares)                              (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                                  JPY 0

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from treasury shares)                       (JPY 0)